EXHIBIT 99.1 [THE FIRST OF LONG ISLAND CORPORATION LETTERHEAD]

November 8, 2007	For More Information Contact:
Mark D. Curtis, Senior Vice President and Treasurer
(516) 671-4900, Ext. 556

PRESS  RELEASE IMMEDIATE
THE FIRST OF LONG ISLAND CORPORATION ANNOUNCES NINE MONTH
AND THIRD QUARTER 2007 EARNINGS

        Glen Head, New York, November 8, 2007 (PRIME NEWSWIRE) – In the first nine months of 2007, The First of Long Island Corporation (Nasdaq: FLIC) earned $1.10 per share versus $1.09 for the same period last year. In the third quarter of 2007, earnings were $.39 per share versus $.37 for the same quarter last year. During the first quarter of this year, the Corporation announced a 2-for-1 stock split and a change in the frequency of its cash dividend from semiannually to quarterly.

        Loan and deposit growth continued throughout the first nine months of 2007. The 12.1% increase in loans and 4.5% increase in deposits are due in part to recent hires in the Bank’s lending and business development groups and new branch openings. A portion of the loan growth was funded by runoff from the Bank’s investment securities portfolio, thus increasing the concentration of loans on the Bank’s balance sheet. The increase in loan concentration, along with deposit cost controls, was largely responsible for a nine basis point improvement in the Bank’s net interest margin in 2006 and the Bank’s ability to maintain its margin in 2007. Improvement and maintenance of margin are contrary to the declines experienced by many other regional and community banks throughout the country.

         The current interest rate environment and competitive conditions in the Bank’s market area both pose challenges. The yield curve continues to be flat to inverted, with short-term interest rates at approximately the same or higher levels than intermediate and longer-term interest rates. This negatively impacts the Bank’s net interest spread, or the difference between what the Bank pays for deposits and earns on loans and securities, because short-term interest rates are a key driver of the Bank’s deposit rates and intermediate and longer-term interest rates are key drivers of yields that can be earned by the Bank on loans and securities. In addition to the unfavorable yield curve, strong competition for loans and deposits in the Bank’s market area has put upward pressure on deposit pricing, downward pressure on loan pricing and made core deposit growth challenging. Either a restoration of yield curve slope or a lessening of competition should enhance earnings.

        The Bank expects to open two branches in Suffolk County, Long Island in late 2007 or early 2008. The branch sites are located in Babylon and on Main Street in Northport Village. We are excited about these new locations and the potential positive impact that branch expansion has on the Bank’s franchise value.

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BALANCE SHEET INFORMATION

	9/30/07	12/31/06

	(in thousands)

Total Assets	$1,010,179	$954,166

Net Loans	499,447	445,574

Investment Securities	436,406	454,851

Checking Deposits	314,674	321,524

Savings and Money Market Deposits	305,079	318,494

Time Deposits	242,128	184,779

Total Stockholders’ Equity	99,508	95,561

INCOME STATEMENT INFORMATION

	Nine Months Ended		Three Months Ended

	9/30/07	9/30/06	9/30/07	9/30/06

	(in thousands, except per share data)
Net Interest Income	$27,115	$27,007	$9,229	$9,142
Provision For Loan Losses	376	474	173	89

Net Interest Income After Loan Loss Provision	26,739	26,533	9,056	9,053

Noninterest Income	4,374	4,468	1,454	1,475
Noninterest Expense	20,625	20,267	6,792	6,996

Income Before Income Taxes	10,488	10,734	3,718	3,532
Income Tax Expense	2,044	2,254	742	653

Net Income	$8,444	$8,480	$2,976	$2,879

Earnings Per Share*:
Basic	$1.12	$1.11	$.40	$.38
Diluted	$1.10	$1.09	$.39	$.37

* Adjusted for 2-for-1 stock split paid April 16, 2007

      This earnings release contains various “forward-looking statements” within the meaning of that term as set forth in Rule 175 of the Securities Act of 1933 and Rule 3b-6 of the Securities Exchange Act of 1934. Such statements are generally contained in sentences including the words “may”, “expect”, “could”, “should”, “would” or “believe.” The Corporation cautions that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, and therefore actual results could differ materially from those contemplated by the forward-looking statements. In addition, the Corporation assumes no duty to update forward-looking statements.

        For more detailed financial information please see the Corporation’s Form 10-Q for the quarterly period ended September 30, 2007. The Form 10-Q will be available on or before November 9, 2007 and can be obtained from our Finance Department located at 10 Glen Head Road, Glen Head, New York 11545, or you can access Form 10-Q by going to our website at www.fnbli.com.

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